Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K. For additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form 20-F, which includes the consolidated audited financial statements for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025. This discussion and analysis and other parts of this Form 6-K contain forward-looking statements reflecting our current expectations that involve risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those discussed below and identified elsewhere in this Report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a well-established company based in Hong Kong, primarily engaged in trading of luxury watches. We purchase the watches from distributors located in Europe, Japan, Singapore, and other locations and sell to our customers in Hong Kong. Our customer base mainly comprises distributors and retail sellers within the watch industry. We offer a diverse selection of watch brands, spanning from affordable sports watches to premium international luxury watches. Going forward, we intend to expand into the Web3 ecosystem, with digital assets becoming an additional focus of our future business development. Nevertheless, as of June 30, 2025, we had not commenced any actual investment in this new area, nor had we generated any revenue from such activities.

Our revenues were US$4.4 million, US$7.9 million and US$11.5 million for the six months ended June 30, 2025, 2024 and 2023, respectively. We recorded net loss of US$0.6 million and US$0.2 million for the six months ended June 30, 2025 and 2024, respectively, and net income of US$0.3 million for the six months ended June 30, 2023. Our growth strategy includes strengthening our market share in existing markets, increasing our market presence through expansion into new geographical customers, diversifying our supply network, broadening our product range to include additional luxury brands and other categories, and creating new income streams.

Factors Affecting Our Results of Operations

The watches trading business is influenced by various factors, including global economic growth, customer consumption patterns, exchange rate fluctuations, and advancements in international logistics and transportation. Our profits are mainly determined by several key factors, including annual sales, gross profit margin, operating cost structure and financing expenses.

Our results of operations have been affected in the periods under review, and are expected to continue to be affected, by the following factors relating to our operations:

Customer base and customer mix

Our business growth is heavily reliant on our ability to maintain strong relationships with existing customers while attracting new ones. Our current customer base primarily consists of distributors and retail sellers in the watch industry, with all our products delivered locally in Hong Kong. The luxury watch trading market is highly competitive, with numerous players vying for market share. We face competition from other luxury watch traders, both locally and internationally. Our ability to differentiate ourselves through superior customer service, exclusive product offerings, and competitive pricing is essential to maintaining and growing our market position.

Supplier Relations and Cost of Goods Sold

The cost of acquiring luxury watches from suppliers represents a significant component of our overall cost structure. This expense is critical because it directly influences our cost of goods sold, which in turn affects our gross profit margins. To manage this effectively, we depend on maintaining strong and positive relationships with our suppliers. These relationships enable us to negotiate favorable terms, such as better pricing, extended payment terms, and exclusive access to high-quality products, ensuring a steady supply of the luxury watches that our customers demand. Any disruption in these relationships or unfavorable changes in supplier terms could adversely affect our cost of goods sold and, consequently, our gross profit margins.

Maintenance of Key Personnel

Our success is heavily reliant on the skills, experience, and efforts of our key personnel. The expertise and dedication of our team members are fundamental to driving our business forward, ensuring operational efficiency, and maintaining the high standards our customers expect. The ability to recruit top talent ensures that we can continuously innovate and adapt to changing market conditions. Furthermore, retaining these individuals is essential for maintaining continuity, preserving institutional knowledge, and fostering a stable work environment. This focus on human capital not only supports the execution of our business strategy but also underpins our long-term success and sustainability in the competitive luxury watch market. Attracting and retaining skilled personnel will be critical to executing our business strategy effectively.

Fluctuations in interest rates

We have funded our operations primarily through financing from banks, our major shareholder, and cash flow from operating activities. As our business continues to expand, we anticipate that additional bank borrowings may be required. The financing costs associated with these bank borrowings have accounted for a significant portion of our total expenses, thus being a key factor impacting our net income. Therefore, any changes in interest rates may significantly impact our results of operations.

Fluctuations in exchange rates

Our operating activities are mainly transacted in Hong Kong Dollars, or “HK$”, which is also our functional currency. Foreign exchange risk arises from our watch purchases. We buy watches from distributors located in Europe, Japan, Singapore, and other locations in foreign currencies, and sell them to our customers in Hong Kong Dollars. Any fluctuation in exchange rates may result in higher costs of purchases and adversely impact our results of operations.

Key Components of Results of Operations

Revenue

We only have one principal revenue stream, which is the trading of luxury watches. Our revenue represents proceeds from trading luxury watches, which are priced at a fixed amount per quantity sold in each transaction. When selling watches to our customers, sales income is recognized at a point in time upon the physical delivery of the watches to the customers. The price offered to customers varies and is influenced by the type of customer, quantity transacted, and the brand and model of the watches. For the six months ended June 30, 2025, 2024 and 2023, our total revenue was US$4.4 million, US$7.9 million and US$11.5 million, respectively.

Cost of revenue

Cost of revenue mainly represents cost of luxury watches sold to the customers and other incremental costs, such as the associated delivery charges we incurred directly in relation to the sales. For the six months ended June 30, 2025, 2024 and 2023, cost of revenue represented approximately 96.0%, 93.2% and 92.1% of our revenue, respectively.

We buy watches from vendors located in Hong Kong, South America, Singapore, Europe and Japan. The following table sets forth a breakdown of our purchases from vendors by country for the six months ended June 30, 2025, 2024 and 2023.

	For the six months ended June 30,
	2025	2024	2023
Hong Kong	59.1%	79.2%	24.6%
Argentina	18.3%	—%	—%
Colombia	13.6%	—%	—
Singapore	3.1%	13.3%	71.7%
Croatia	2.1%	—%	—%
Switzerland	1.9%	6.8%	2.1%
Italy	1.9%	0.7%	0.8%
France	—%	—%	0.6%
Japan	—%	—%	0.2%
	100%	100%	100%

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our sales and marketing employees; (ii) warehouse and storage expense; (iii) gift and promotion expense; (iv) advertisement expense; and (v) commission expense. Selling and marketing expenses accounted for 0.9%, 0.4% and 0.5% of our total revenue for the six months ended June 30, 2025, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) salaries and contributions to retirement benefit schemes for our administration and operation employees; (ii) services fees for audit, company secretary, and other professional services; (iii) rental and related expenses for leasing of our office premises; (iv) insurance expenses; and (v) overseas and domestic business travelling expenses. General and administrative expenses accounted for 15.0%, 7.9% and 3.4% of our total revenue for the six months ended June 30, 2025, 2024 and 2023, respectively.

Other expenses, net

The following table sets forth our expenses, net, both in absolute amount and as a percentage of total revenue, for the six months ended June 30, 2025, 2024 and 2023:

	For the six months ended June 30,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expenses)
Interest expense	(117,354)	2.8	(144,234)	1.8	(26,880)	(18.6)
Interest income	24,245	0.6	1,442	—	22,803	1,581.3
Other (expense) income, net	(1,667)	—	3	—	(1,670)	(55,666.7)
Total other expenses, net	(94,776)	2.2	(142,789)	1.8	(48,013)	(33.6)

	For the six months ended June 30,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expenses)
Interest expense	(144,234)	1.8	(170,338)	1.5	(26,104)	(15.3)
Interest income	1,442	—	254	—	1,188	467.7
Other income, net	3	—	209	—	(206)	(98.6)
Total other expenses, net	(142,789)	1.8	(169,875)	1.5	(27,086)	(15.9)

Our interest expense primarily consists of interest payments incurred to banks on the revolving trade finance facility and installment loan facility. The interest rates for these loans are determined by adding a premium to a benchmark interest rate. Interest expense accounted for 2.8%, 1.8% and 1.5% of our total revenue for the six months ended June 30, 2025, 2024 and 2023, respectively.

Interest income for the six months ended June 30, 2025, 2024 and 2023, represented the interest earned on our cash deposits held in banks.

Other expense, net was US$1,667 for the six months ended June 30, 2025, and other income, net was US$3 and US$209 for the six months ended June 30, 2024 and 2023, respectively. Other expense for the six months ended June 30, 2025 was primarily due to a donation made to National Taiwan University in support of its MBA program.

Income tax benefits (provision for income taxes)

We operate in Hong Kong and we are subjected to Hong Kong Profits Tax. Under the two-tiered profits tax rates regime, the first HK$2 million (approximately US$256,683) of a company’s assessable profits are charged at a lower profits tax rate of 8.25%, while assessable profits in excess of HK$2 million (approximately US$256,683) are charged at the profits tax rate of 16.5%. For the six months ended June 30, 2025, 2024 and 2023, income tax benefits (provision for income taxes) accounted for 1.2%, 0.5% and 0.2% of our total revenue, respectively.

We did not have any significant unrecognized uncertain tax positions, and we did not incur any interest and penalties related to potential underpaid income taxes for six months ended June 30, 2025, 2024 and 2023. Our major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment

Results of Operations

Comparison of six months ended June 30, 2025 and 2024

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2025 and 2024 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the six months ended June 30,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	4,387,569	100.0	7,925,428	100.0	(3,537,859)	(44.6)
Cost of revenue	(4,212,332)	96.0	(7,384,144)	93.2	(3,171,812)	(43.0)
Gross profit	175,237	4.0	541,284	6.8	(366,047)	(67.6)

Operating expenses
Selling and marketing	(38,863)	0.9	(33,445)	0.4	5,418	16.2
General and administrative	(658,888)	15.0	(626,536)	7.9	32,352	5.2
Total operating expenses	(697,751)	15.9	(659,981)	8.3	37,770	5.7

Loss from operations	(522,514)	11.9	(118,697)	1.5	403,817	340.2

Other income (expenses)
Interest expense	(117,354)	2.8	(144,234)	1.8	(26,880)	(18.6)
Interest income	24,245	0.6	1,442	—	22,803	1,581.3
Other (expenses) income, net	(1,667)	—	3	—	(1,670)	(55,666.7)
Total other expenses, net	(94,776)	2.2	(142,789)	1.8	(48,013)	(33.6)

Loss before income taxes	(617,290)	14.1	(261,486)	3.3	355,804	136.1
Income tax benefits	54,143	1.2	43,363	0.5	10,780	24.9
Net loss	(563,147)	12.9	(218,123)	2.8	345,024	158.2

Revenue

Total revenue decreased by 44.6% from US$7.9 million for the six months ended June 30, 2024 to US$4.4 million for the six months ended June 30, 2025.

The decrease in revenue was primarily driven by a 5% reduction in sales volume and a 42% decrease in the average unit price of our products. The drop in sales volume corresponded with the overall trend in consumer spending on luxury watches in Hong Kong, which has been significantly impacted by broader economic challenges in China. These economic difficulties have led to a general reduction in consumer spending on luxury goods. According to data from the Hong Kong Census and Statistics Department, the quantity of retail sales of jewelry, watches, clocks, and valuable gifts in Hong Kong decreased by 9.6% during the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This downturn caused our customers, primarily distributors and retail sellers, to become more cautious in maintaining their stock levels, resulting in reduced purchases from us.

The decline in the average unit price is primarily attributable to adjustments in the product sales mix this year. The sales volume of lower-priced watches (those with a unit price of less than US$1,280 per piece) increased by 608 units, and their share of total sales volume rose from 10% for the six months ended June 30, 2024 to 44% for the six months ended June 30, 2025. Conversely, sales of other mid-range and high-end watches decreased during the current period.

Cost of revenue

The cost of revenue decreased by approximately US$3.2 million, or 43.0%, from approximately US$7.4 million for the six months ended June 30, 2024, to US$4.2 million for the six months ended June 30, 2025. This decrease was mainly due to the reduction in watch sales.

Gross profit

Our gross profit decreased by US$0.3 million or 67.6%, from approximately US$0.5 million for the six months ended June 30, 2024 to approximately US$0.2 million for the six months ended June 30,2025. The total gross profit margin for the six months ended June 30, 2025, was approximately 4.0%, compared to approximately 6.8% for the six months ended June 30, 2024.

For the six months ended June 30, 2025 and 2024, around 55% and 39% of our watch purchase were settled in Swiss Franc (“CHF”), respectively. The appreciation of the average CHF/HKD exchange rate from 8.79 for the six months ended June 30, 2024 to 9.06 for the six months ended June 30, 2025 led to an increase in purchase costs. As a result, the gross profit ratio decreased during the six months ended June 30, 2025.

Operating expenses

Selling and marketing expenses increased to US$38,863 for the six months ended June 30, 2025, from US$33,445 for the six months ended June 30, 2024. The slight increase was primarily due to a US$4,128 rise in sales team staff costs. This increase was driven by higher salaries aimed at retaining talent during the six months ended June 30, 2025.

General and administrative expenses increased by US$32,352 to US$658,888 for the six months ended June 30, 2025, compared to US$626,536 for the six months ended June 30, 2024. The increase was primarily due to (i) an increase in professional fees of US$56,693 for investor relations and internal control advisory services; (ii) an increase in expected credit loss of US$52,007 related to loans receivable; (iii) an increase in staff costs of US$44,464, resulting from remuneration paid to independent directors and general salary adjustments to retain talented staff; which was partially offset by (iv) a decrease in audit fees paid to our US auditor of approximately US$0.1 million.

Other expenses, net

Other expenses decreased by US$48,013 from US$142,789 for the six months ended June 30, 2024 to US$94,776 for the six months ended June 30, 2025. The decrease was mainly driven by a reduction in interest expenses. We had installment loan facility and trade financing loan facility from banks, with variable interest rates based on a benchmark interest rate plus a premium. The benchmark interest rate decreased in the six months ended June 30, 2025, which led to a decrease in interest expense by US$26,880. Additionally, interest income increased by US$22,803, driven by the higher average cash balance for the six months ended June 30, 2025.

Loss before income taxes

We had a loss before income taxes of US$0.6 million and US$0.3 million for the six months ended June 30, 2025 and 2024, respectively. The change in loss before income taxes was primarily driven by a decrease in revenue and gross profit.

Income tax benefits

Income tax benefits were US$43,363 for the six months ended June 30, 2024 and US$54,143 for the six months ended June 30, 2025. The increase in income tax benefits largely reflected the increase in loss before income tax expense between the two periods.

Because we incurred losses in both periods, income tax is presented as a net tax benefit, and our effective tax rate is calculated as the income tax benefit divided by loss before income tax. On this basis, our effective tax rate decreased from 16.6% for the six months ended June 30, 2024 to 8.8% for the six months ended June 30, 2025. The decrease in the effective tax rate primarily resulted from an increase in non-deductible expenses incurred by our holding company, which reduced the amount of losses available to generate tax benefits and therefore reduced the tax benefit relative to the loss before income tax.

Net loss

As a result of the foregoing factors, net loss increased from US$0.2 million for the six months ended June 30, 2024 to US$0.6 million for the six months ended June 30, 2025.

Comparison of six months ended June 30, 2024 and 2023

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2024 and 2023 as indicated. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the six months ended June 30,
	2024		2023		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	7,925,428	100.0	11,513,886	100.0	(3,588,458)	(31.2)
Cost of revenue	(7,384,144)	93.2	(10,603,368)	92.1	(3,219,224)	(30.4)
Gross profit	541,284	6.8	910,518	7.9	(369,234)	(40.6)

Operating expenses
Selling and marketing	(33,445)	0.4	(58,309)	0.5	(24,864)	(42.6)
General and administrative	(626,536)	7.9	(387,478)	3.4	239,058	61.7
Total operating expenses	(659,981)	8.3	(445,787)	3.9	214,194	48.0

(Loss) income from operations	(118,697)	1.5	464,731	4.0	(583,428)	(125.5)

Other income (expenses)
Interest expense	(144,234)	1.8	(170,338)	1.5	(26,104)	(15.3)
Interest income	1,442	—	254	—	1,188	467.7
Other income, net	3	—	209	—	(206)	(98.6)
Total other expenses, net	(142,789)	1.8	(169,875)	1.5	(27,086)	(15.9)

(Loss) income before income taxes	(261,486)	3.3	294,856	2.5	(556,342)	(188.7)
Income tax benefits (provision for income taxes)	43,363	0.5	(23,278)	0.2	66,641	286.3
Net (loss) income	(218,123)	2.8	271,578	2.3	(489,701)	(180.3)

Revenue

Total revenue decreased by 31.2% from US$11.5 million for the six months ended June 30, 2023 to US$7.9 million for six months ended June 30, 2024.

This decline in revenue was primarily driven by a significant 41% reduction in sales volume, partially offset by an 18% increase in the average unit price of our products. The drop in sales volume corresponded with the overall trend in consumer spending on luxury watches in Hong Kong, which has been significantly impacted by broader economic challenges in China. These economic difficulties have led to a general reduction in consumer spending on luxury goods. According to data from the Hong Kong Census and Statistics Department, the value of retail sales of jewelry, watches, clocks, and valuable gifts in Hong Kong decreased by 13% during the six months ended June 30, 2024, compared to the same period in 2023. This downturn caused our customers, primarily distributors and retail sellers, to become more cautious in maintaining their stock levels, resulting in significantly reduced purchases from us.

Conversely, the increase in the average unit price was largely due to a shift in our sales mix towards higher-end luxury watches during the current period, which helped to partially mitigate the impact of the lower sales volume on our overall revenue.

Cost of revenue

The cost of revenue decreased by approximately US$3.2 million, or 30.4%, from approximately US$10.6 million for the six months ended June 30, 2023, to US$7.4 million for six months ended June 30, 2024. This decrease was mainly due to the reduction in watch sales.

Gross profit

Our gross profit decreased by approximately US$0.4 million or 40.6%, from approximately US$0.9 million for the six months ended June 30, 2023 to approximately US$0.5 million for the six months ended June 30, 2024. The total gross profit margin for the six months ended June 30, 2024 was approximately 6.8%, compared to approximately 7.9% for the six months ended June 30, 2023.

For the six months ended June 30, 2024 and 2023, most of our watches were purchased from Europe and Singapore and settled in Swiss Franc (“CHF”). The appreciation of CHF by 2.2% in the six months ended June 30, 2024 led to higher costs of purchases. Therefore, the gross profit ratio decreased for six months ended June 30, 2024 when compared to that for six months ended June 30, 2023.

Operating expenses

Selling and marketing expenses decreased to US$33,445 for the six months ended June 30, 2024, from US$58,309 for six months ended June 30, 2023. We rented a warehouse in 2023 to store watch boxes and packaging materials, incurring an expense of US$21,047 for the six months ended June 30, 2023. However, in 2024, we chose not to renew the lease contract. Instead, we now store these items in our office to control costs and improve packing efficiency. As a result, our selling and marketing expenses decreased.

General and administrative expenses increased by US$0.2 million to US$0.6 million for the six months ended June 30, 2024, compared to US$0.4 million for six months ended June 30, 2023. The increase was primarily due to an increase in audit expense paid to our US auditor of US$0.3 million.

Other expenses, net

Other expenses decreased by US$27,086 from US$169,875 for the six months ended June 30, 2023 to US$142,789 for the six months ended June 30, 2024. The decrease was mainly driven by a reduction in interest expense. We had installment loan facility and trade financing loan facility from banks, with variable interest rates based on a benchmark interest rate plus a premium. The average balance of bank borrowings decreased from US$6.1 million for the six months ended June 30, 2023 to USD5.1 million for the six months ended June 30, 2024, which led to a decrease in interest expense by US$26,104.

(Loss) income before income taxes

We had a loss before income taxes of US$0.3 million for the six months ended June 30, 2024, compared to income before income taxes of US$0.3 million for the six months ended June 30, 2023. The change in (loss) income before income taxes was primarily driven by a decrease in revenue and an increase in operating expenses due to higher professional service fees related to the audit of our US GAAP consolidated financial statements.

Income tax benefits (provision for income taxes)

Income tax benefits (provision for income taxes) changed from US$23,278 expenses for the six months ended June 30, 2023 to US$43,363 benefits for the six months ended June 30, 2024. The change largely corresponded with the change in (loss) income before income tax expense.

Net (loss) income

As a result of the foregoing factors, net (loss) income changed from net income US$0.3 million for six months ended June 30, 2023 to net loss US$0.2 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We recorded net cash outflow in operating activities of US$3.0 million for the six months ended June 30, 2025, cash inflow from operating activities of US$1.0 million for the six months ended June 30, 2024 and cash outflow in operating activities of US$86,009 for the six months ended June 30, 2023.

On April 3, 2025, we successfully completed our initial public offering of 2,664,000 ordinary shares, which were priced at US$4.00 per share. The gross proceeds to us from the offering, before deducting commissions, expense allowance, and expenses, are approximately US$10.7 million, which have significantly helped to address our liquidity concerns.

As of June 30, 2025, we had positive working capital of US$11.0 million, US$5.6 million in cash and cash equivalents, and US$0.4 million in restricted cash, out of which US$5.0 million was held in US$, US$0.9 million was held in HK$, and the rest was held in Japanese Yen and other currencies. As of December 31, 2024, we had positive working capital of US$3.8 million, US$2.6 million in cash and US$0.4 million in restricted cash, out of which US$2.5 million was held in HK$, and the rest was held in Japanese Yen and other currencies.

We believe that our current cash and restricted cash will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025, 2024 and 2023 as indicated.

	For the six months ended June 30,
	2025	2024	2023
	US$	US$	US$
Net cash (used in) provided by operating activities	(3,002,015)	1,049,118	(86,009)
Net cash used in investing activities	(2,835,460)	-	-
Net cash provided by (used in) financing activities	8,863,668	(510,033)	(406,990)
Exchange rate changes on cash and cash equivalents	(76,448)	1,242	(5,453)
Net increase cash and cash equivalents, and restricted cash	2,949,745	540,327	(498,452)
Cash and cash equivalents, and restricted cash, beginning of the period	3,020,683	1,497,894	1,184,475
Cash and cash equivalents, and restricted cash, end of the period	5,970,428	2,038,221	686,023

Operating activities

Net cash used in operating activities for the six months ended June 30, 2025 was US$3.0 million, as compared to the net loss of US$0.6 million. The difference was primarily resulted from (i) an increase of US$0.9 million in prepaid expenses, attributable to higher professional fees related to compliance and internal control advisory services during the period; (ii) an increase of US$0.4 million in deposits and other current assets due to the increase in trade deposits for securing the upcoming orders; and (iii) an increase of US$1.2 million in inventories due to lower sales volume in the six months ended June 30, 2025, which resulted in a higher ending inventory balance.

Net cash provided by operating activities for the six months ended June 30, 2024 was US$1.0 million, as compared to the net loss of US$0.2 million. The difference was primarily resulted from (i) a decrease of US$0.7 million in inventories because we intentionally reduced our inventory holdings, which was driven by our anticipation of a decrease in sales during the second half year of 2024 due to the overall economic downturn and the declining trend in consumer spending on luxury watches in Hong Kong; (ii) a decrease of US$0.5 million in deposits and other current assets, driven by less trade deposit paid for securing the upcoming orders; and (iii) a decrease of US$0.1 million in accounts receivable, mainly because we had less sales conducted near the period end June 30, 2024.

Net cash used in operating activities for the six months ended June 30, 2023 was US$0.1 million, as compared to the net income of US$0.3 million. The difference was primarily resulted from (i) an increase of US$0.2 million in inventories due to holding additional inventory in anticipation of the expected revenue growth in the second half year of 2023; (ii) an increase of US$0.4 million in deposits and other current assets, driven by higher trade deposit paid for securing the upcoming orders; and (iii) a decrease of US$0.2 million in accounts receivable, mainly because the we had less sales conducted near the period ended June 30, 2023.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2025 was US$2.8 million. This reflected US$2.8 million advances of loans receivable and payment of US$4,800 for purchasing property, plant and equipment during the period.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was US$8.9 million. This was primarily due to (i) US$9.3 million cash proceeds from the issuance of ordinary shares pursuant to IPO; which was offset by (ii) US$0.5 million in payments for deferred IPO costs; and (iii) net drawdowns from banking facilities of US$72,379 for the six months ended June 30, 2025.

Net cash used in financing activities for the six months ended June 30, 2024 was US$0.5 million. This was primarily due to (i) net repayments of bank borrowings of US$1.3 million during the six months ended June 30, 2024; (ii) US$1.1 million advances obtained from a related party; and (iii) US$0.3 million payments of deferred IPO costs.

Net cash used in financing activities for the six months ended June 30, 2023 was US$0.4 million. This was primarily due to (i) US$1.0 million repayments of advances from a related party; and (ii) net drawdowns from banking facilities of US$0.6 million for the six months ended June 30, 2023.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our functional currency is HK$ and our unaudited condensed consolidated financial statements are presented in US$. Our sales, operation activities and assets and liabilities are predominately denominated in the functional currency. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, we buy watches from distributors located in Hong Kong, South America, Singapore, Europe and Japan, primarily using HK$ and CHF, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the six months ended June 30, 2025, we had US$2.9 million purchases denominated in CHF. We estimate that any appreciation of CHF against HK$ in the future would result in an increase in our cost of purchases, and vice versa. If we cannot pass these increased costs on to our customers, it would negatively impact our gross profit margin and net income. Based on the same purchase volume as in the six months ended June 30, 2025, our costs related to purchases denominated in CHF would increase by US$29,484 if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$29,484 if there is a 1% depreciation of CHF against HK$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from a related party, loans receivable and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and cash equivalents and restricted cash with reputable banks located in Hong Kong and a securities broker in Thailand. As of June 30, 2025 and December 31, 2024, $4,217,560 and $3,020,683, respectively, were deposited with these banks in Hong Kong, and $1,600,000 and $nil, respectively, were deposited with a securities broker in Thailand. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $63,695), and further increased to HK$800,000 (equivalent to $101,912) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong and with the securities broker in Thailand are not otherwise insured by the Federal Deposit Insurance Corporation or any other similar programs. We have not experienced any losses in these bank accounts and we believe that we are not exposed to any significant credit risk on cash and cash equivalents and restricted cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable, loans receivable and other current assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2025 and December 31, 2024, the balances of allowance for expected credit losses against these balances were US$46,425 and US$2, respectively.

For the six months ended June 30, 2025, 2024 and 2023, most of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a) Major customers

For the six months ended June 30, 2025, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 22%, 12% and 10% of our total revenue for that period, respectively.

For the six months ended June 30, 2024, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 25% and 14% of our total revenue for that period, respectively.

For the six months ended June 30, 2023, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 14%, 12% and 11% of our total revenue for that period, respectively.

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer A	947,824	22%	—
Customer B	509,600	12%	—
Customer C	444,210	10%	3,522
Total	1,901,634	44%	3,522

	Six months ended June 30, 2024		As of June 30, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer B	1,944,592	25%	—
Customer A	1,095,823	14%	—
Total	3,040,415	39%	—

	Six months ended June 30, 2023		As of June 30, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer A	1,658,413	14%	119,490
Customer C	1,395,760	12%	—
Customer D	1,277,263	11%	—
Total	4,331,436	37%	119,490

As of June 30, 2025, there were three customers whose receivables accounted for 10% or more of our total balances of accounts receivable and they accounted for 68%, 20% and 11% of the total balances of accounts receivables, respectively.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the six months ended June 30, 2025, three vendors accounted for 10% or more of our total purchase. Total purchase from these three vendors accounted for 22%,18% and 16% of our total purchase for that period, respectively.

For the six months ended June 30, 2024, four vendors accounted for 10% or more of our total purchase. Total purchase from these four vendors accounted for 29%, 19%, 18% and 13% of our total purchase for that period, respectively.

For the six months ended June 30, 2023, two vendors accounted for 10% or more of our total purchase. Total purchase from these two vendors accounted for 72% and 12% of our total purchase for that period, respectively.

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor A	1,165,468	22%	—
Vendor B	984,940	18%	—
Vendor C	840,968	16%	—
Total	2,991,376	56%	—

	Six months ended June 30, 2024		As of June 30, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor A	1,942,365	29%	—
Vendor C	1,240,184	19%	—
Vendor D	1,209,550	18%	—
Vendor E	884,630	13%	244,380
Total	5,276,729	79%	244,380

	Six months ended June 30, 2023		As of June 30, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor E	7,776,656	72%	242,713
Vendor D	1,271,441	12%	—
Total	9,048,097	84%	242,713

As of June 30, 2025, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 99% of the total balance of accounts payable.

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 100% of the total balance of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits and bank borrowings in question, we consider the related interest rate risk not material. On the other hand, as of June 30, 2025, we had outstanding bank borrowings of US$5.2 million. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of June 30, 2025 would result in an increase in interest expense of US$51,956 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on June 30, 2025 would result in a decrease in interest expense of US$51,956 per annum. We have not used any instruments or derivatives to manage or hedge our interest rate risk exposure.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

The following table summarizes our contractual obligations as of June 30, 2025:

Contractual obligations	Less than 1 year	Between 1 – 2 years	Over 2 years	Total
	US$	US$	US$	US$
Bank borrowings	2,245,572	326,205	3,180,502	5,752,279

Other than as shown above, we did not have any other significant financial and capital commitments, long-term obligations, or guarantees as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this Form 6-K, we did not have any loss contingencies which are require to be recognized or disclosed in our unaudited condensed consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events for the six months ended June 30, 2025, that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Hong Kong Census and Statistics Department, core inflation of Hong Kong decreased from 2.0% for the six months ended June 30, 2023 to 1.7% for each of the six months ended June 30, 2025 and 2024. Although we have not been significantly affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) inventories. See Note 2 — Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. Management has concluded that none of these policies involves critical accounting estimates that materially affect our unaudited condensed consolidated financial statements.

Critical Accounting Estimates

Allowance for expected credit losses against financial assets

We assess the allowance by pooling relevant financial assets that have similar risk characteristics and evaluates receivable individually when specific assets no longer share those risk characteristics. We determine the expected credit losses based on aging data, historical collection experience, customer specific facts current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect form counterparties. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. As of June 30, 2025 and December 31, 2024, the balance of allowance for expected credit losses against financial assets were US$46,425 and US$2, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements, “Recent accounting pronouncements”.